UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K/A

(Amendment No. 1)

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM               TO

Commission File Number 000-27261

CH2M HILL RETIREMENT AND

TAX-DEFERRED SAVINGS PLAN

9191 South Jamaica Street

Englewood, Colorado 80112

(Full title and address of the plan)

CH2M HILL Companies, Ltd.

9191 South Jamaica Street

Englewood, Colorado 80112

(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

EXPLANATORY NOTE

CH2M HILL Companies, Ltd. is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 11-K for the fiscal year ended December 31, 2011 (the “Original Filing”), which was filed with the U.S. Securities and Exchange Commission on June 27, 2012.

The Department of Labor Independent Auditors’ Report was inadvertently included in the Original Filing.  This Amendment to the Original Filing is solely to file the Public Company Accounting Oversight Board Report of the Independent Registered Public Accounting Firm which was issued on June 27, 2012 by Ehrhardt Keefe Steiner & Hottman PC.

Report of Independent Registered Public Accounting Firm

Plan Administrator and CH2M HILL Retirement Program Trustees

CH2M HILL Retirement and Tax-Deferred Savings Plan

Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting.  Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

June 27, 2012
Denver, Colorado

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this amended annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL Retirement and Tax-Deferred Savings Plan

Date: September 18, 2012	/s/ MICHAEL A. LUCKI
Michael A. Lucki
Senior Vice President and Chief Financial Officer